Filed Pursuant to Rule 433
Registration No. 333-165133
September 20, 2010

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated September 20, 2010)

Issuer:	Georgia Power Company
Security:	Series 2010D 1.30% Senior Notes due September 15, 2013
Expected Ratings:*	Moody’s: A3 (Stable Outlook) Standard & Poor’s: A (Stable Outlook) Fitch: A+ (Negative Outlook)
Size:	$500,000,000
Initial Public Offering Price:	99.887%
Maturity Date:	September 15, 2013
Treasury Benchmark:	0.75% due September 15, 2013
US Treasury Yield:	0.739%
Spread to Treasury:	+60 basis points
Re-offer Yield:	1.339%
Coupon:	1.30%
Make-Whole Call:	T+10 basis points
Interest Payment Dates:	March 15 and September 15 of each year beginning March 15, 2011
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	373334JT9
Trade Date:	September 20, 2010
Expected Settlement Date:	September 23, 2010 (T+3)
Joint Book-Running Managers:	Banc of America Securities LLC Barclays Capital Inc. Mizuho Securities USA Inc.
Co-Manager:	Commerz Markets LLC

*  Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759, Banc of America Securities LLC toll free at 1-800-294-1322, Barclays Capital Inc. toll free at 1-888-603-5847 and Mizuho Securities USA Inc. toll free at 1-866-271-7403.